File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

RECEIVED

2007 FEB 13 P 12: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 6, 2007

07021014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of January 31, 2007: "DIAMYD ON TARGET FOR PHASE III STUDIES"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Nils Fredrik-Kaiser

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

dw 2/16

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

DIAMYD ON TARGET FOR PHASE III STUDIES

***Press Release, Stockholm, Sweden – January 31, 2007 – Diamyd Medical AB* (SWEDEN OMX: DIAM B; USA ADR: DMYDY)**

Diamyd Medical announces today that the Company has had a Type B, End of Phase II meeting, with the United States Food and Drug Administration, FDA, on the 29th of January, 2007 in Washington DC. The meeting related to the Phase III clinical program with Diamyd® in type 1 diabetes and was held with a Diamyd team of about 15 people and about an equal number of people from the FDA.

"It may take several weeks before we see the minutes from the meeting and we can therefore, at this time, say no more than that we believe that the meeting was constructive and that it may lead to approval to start Phase III clinical trials in the US within 2007", states Anders Essen-Möller, CEO of Diamyd Medical AB.

About Diamyd Medical
Diamyd Medical is a Life Science company developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA).

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 license to Neurologix Inc., Fort Lee, New Jersey, for treatment of Parkinson's disease.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The Company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). Diamyd Medical shares are quoted at the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and in the US through a Level 1 ADR program administered by the Bank of New York (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com

For further information, please contact:
Stockholm-office
Anders Essen-Moller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

For media contact in the USA, please contact:
Gregory Tiberend
Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END